Exhibit 99.1

ELBIT IMAGING ANNOUNCES AN EVALUATION REFERRING TO GAMIDA CELL

Tel Aviv, Israel, January 16, 2018, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today that Edison Investment Research (Israel) Ltd. published an evaluation of Clal Biotechnologies Industries Ltd. (the “Evaluation”):

http://maya.tase.co.il/reports/details/1142616/2/0

The Evaluation includes, inter alia, a valuation (rNPV) of Gamida Cell Ltd. (“Gamida Cell”) in the amount of USD374 million according to the assumptions detailed in the Evaluation (see page 18 in the Evaluation).

The Company emphasizes that it has not participated in the preparation of the Evaluation and that it is not responsible for its content and it does not express any opinion regarding the value of Gamida Cell according to the Evaluation. The Company also refers to the exemption clauses at the end of the Evaluation, including that the Evaluation does not constitute a recommendation or opinion regarding the purchase or sale of securities.

The Company holds approximately 89.64% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (86.64% on a fully diluted basis) which, in turn, holds approximately 17.87% of the share capital in Gamida Cell (13.63% on a fully diluted basis).

For Further Information:

Company Contact

Ron Hadassi

Chief Executive Officer and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com